Exhibit 3.2

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION OF

TCEH CORP.

TCEH Corp., a corporation organized and existing under and by virtue of the Delaware General Corporation Law (the “Company”), does hereby certify:

1.	The present name of the Company is TCEH Corp.

2.	The original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 3, 2016.

3.	The Certificate of Amendment to the Certificate of Incorporation amends and restates Article I of the Certificate of Incorporation so that, as amended, said Article shall read in its entirety as follows:

“ARTICLE I: The name of the corporation is Vistra Energy Corp.”

IN WITNESS WHEREOF the undersigned has executed this Certificate of Amendment this 2nd day of November, 2016.

TCEH Corp.

By:	/s/ Cecily Small Gooch
Cecily Small Gooch, Senior Vice President, Associate General Counsel, Chief Compliance Officer and Corporate Secretary